May 12, 2015

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
CIK: 0000898745
Withdrawal of Post-Effective Amendment No. 161
to the Registration Statement on Form N-1A
File Numbers 033-59474, 811-07572

Dear Ms. Rossotto,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Principal Funds, Inc. (the “Fund") hereby submits this application for withdrawal of post-effective amendment no. 161 (the "Amendment") to its registration statement on Form N-1A together with all exhibits filed therewith (Accession No. 0000898745-15-000279). The Amendment was filed with the Securities and Exchange Commission via EDGAR on March 19, 2015 pursuant to Rule 485(a) under the Act. In accordance with Rule 485(a), the Amendment would become effective on May 18, 2015.

The Amendment was inadvertently filed on behalf of an incorrect Series number. The Fund has corrected the error and will refile the Amendment in proper form. The Amendment has not been declared effective.

Please contact me at 515-248-2821 or Jennifer Mills at 515-235-9154 if you have any questions or need any further information.

Sincerely,

/s/ Greg Reymann

Greg Reymann
Assistant Counsel, Registrant